

23002266

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SEC Mail Processing

MAR 17 2023

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-24784

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Certigroup, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

Securities and Exchange Commission
Trading and Markets

MAR 2 3 2023

RECEIVED

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8302 Gulf of Mexico Boulevard

(No. and Street)

Marathon   **FL**   **33050**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Norman Werbner   **(305) 393-0076**   **certigroup@aol.com**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC

(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane   **Fredericksburg**   **TX**   **78624**

(Address)   (City)   (State)   (Zip Code)

03/19/2019   **6543**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman Werbner _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Certigroup, Inc. _____, as of December 31 _____, 2 022 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: President

Brenna M Brockway
Notary Public

BRENNA M. BROCKWAY
COMMISSION
NUMBER
HH 123807
EXPIRES
April 28, 2025
Notary Public, State of Florida

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to ~~consolidated~~ financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**_To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

Certigroup, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2022

Certigroup, Inc.
Table of Contents
To the Audited Financial Statements
For the Year Ended December 31, 2022

Contents

Certigroup, Inc.

Independent Auditor's Opinion

For the Year-ended December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of Certigroup, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Certigroup, Inc. (the "Company") as of December 31, 2022, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying Supplementary Information, incuding net capital information and exemption review, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond, PLLC

Fredericksburg, TX
March 10, 2023

We have served as the Certigroup, Inc.'s auditor since 2019.

Certigroup, Inc.

Financial Statements

For the year ended December 31, 2022

Certigroup, Inc.
Statement of Financial Condition
For the year ended December 31, 2022

ASSETS

CURRENT ASSETS:
  Cash and cash equivalents $ 45,571
  Accounts Receivable   1,977

NON-CURRENT ASSETS:
  Investments in certificates of deposit   131,712

Fidelity Short-Term Treasury Bond Index Fund (FUMBX)	191,519	
Fidelity Short-Term Treasury Bond Index Fund-Mark to Market	(4,715)	
Total Fidelity Short-Term Treasury Bond Index Fund		186,804
Fidelity Treasury Money Market Fund (FZFXX)		11
TOTAL ASSETS		$ 366,075

LIABILITIES AND EQUITY

CURRENT LIABILITIES: $ -0-

NON_CURRENT LIABILITIES:
  Subordinated Debenture Payable to Stockholder   350,000
TOTAL LIABILITIES $ 350,000

STOCKHOLDER EQUITY:
  Common Stock   10,000
  Retained Earnings   63,930
  Unrealized Gains (Loss)   (4,715)
  Net Loss   (53,140)
TOTAL STOCKHOLDER EQUITY $ 16,075

TOTAL LIABILITIES AND STOCKHOLDER EQUITY $ 366,075

The accompanying notes are an integral part of these financial statements.

Certigroup, Inc.
Statement of Operations
For the year ended December 31, 2022

Revenues:

Interest Income	$	3,109
Commissions		774
Other Fees		31,271
Total Revenue	$	35,154

Operating Expenses:

Interest Expense		63,000
Compensation paid to personnel		4,360
Occupancy and Equipment Expenses		9,209
Technology, Data, Communications Costs		4,001
Regulatory Expense		500
Other Operating Expenses		7,224
Total Operating Expenses	$	88,294

Operating Income	$ (53,140)
Net Loss	$ (53,140)

Other Comprehensive Loss
Unrealized Gain/(Loss) on securities

Held for sale	$ (4,715)
Comprehensive Loss	$ (57,855)

The accompanying notes are an integral part of these financial statements.

Certigroup, Inc.
Statement of Cash Flow
For the year ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$ (53 140)
Decrease in Accounts Receivable	4,136
Net Cash Provided by (Used in) Operating Activities	$ (49,004)

CASH FLOWS FROM INVESTING ACTIVITIES

Decrease in Investments of Certificates of Deposit	99,379
Increase in Mutual Funds	(191,530)
Net Cash Provided by (Used In) Investing Activities	$ (92,151)

CASH FLOWS FROM FINANCING ACTIVITIES

Decrease in Accounts Payable	$ (2 250)
Net Cash Provided by (Used In) Financing Activities	$ (2,250)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (143,405)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	$ 188,976
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 45,571

The accompanying notes are an integral part of these financial statements.

Certigroup, Inc.
Statement of Changes in Subordinated Liabilities
For the year ended December 31, 2022

Subordinated Liabilities at January 01, 2022:	$ 350,000
Additions:	-0-
Reductions:	-0-
Subordinated Liabilities at December 31, 2022:	$ 350,000

The accompanying notes are an integral part of these financial statements.

Certigroup, Inc.
Statement of Changes in Ownership Equity
For the year ended December 31, 2022

Common Stock

Beginning of Year (100,000 shares at par value $.10 per share)	$ 10,000
Changes during Year	-0-
Common Stock End of Year	$ 10,000

Retained Earnings

Beginning of Year	$ 63,930
Plus Net Income (Loss)	(53,140)
Accumulated Other Comprehensive Income (Loss)	(4,715)
Retained Earnings End of Year	$ 6,075

Total Stockholder's Equity End of Year $ 16,075

The accompanying notes are an integral part of these financial statements.

Certigroup, Inc.
Footnotes to Financial Statements
For the year ended December 31, 2022

NOTE 1.   ORGANIZATION AND NATURE OF OPERATIONS

The Company was incorporated under the laws of the State of Texas on February 28, 1980, under the name of Norman Werbner Investments, Inc. The Company changed its name effective January 13, 1998, to Certigroup, Inc. The Company's primary source of revenue is from the placement of certificate of deposits and the management of portfolios.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable

The Company records an allowance for uncollectible accounts receivable when management determines that full collection may be doubtful. Management is not aware of any significant concentrations of credit or market risk related to accounts receivable or other financial instruments reported in these financial statements. Management has determined that no allowance for doubtful accounts is required at December 31, 2022.

Government and Other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15(c) 3-1) which requires that the Company maintain a minimum net capital, as defined.

Furniture and Fixtures

Furniture and fixtures are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which is five years.

The costs of maintenance and repairs of furniture and fixtures are charged to expense as incurred. Costs of renewals and betterments are capitalized in the asset accounts. When furniture and fixtures are replaced, retired, or otherwise disposed of, the cost of such furniture and fixtures and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

Cash and Cash Equivalents

The Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its bank account at one financial institution. This account is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2022, the Company had no deposits in excess of federally insured limits.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

For the period January 1, 2022 through December 31, 2022, the Company recognized Other Income in the amount of $31,271. This revenue is based on a contractual relationship with a customer of the Company. That relationship requires that the Company advise the client on certificate of deposit (CD) investments and that the company does the accounting on a portfolio of CDs owned by the customer. The compensation recognized by the company is based on the compensation rate specified in the contract with the company. Said compensation is recognized at the end of each month after all the required work for that month has been done.

For the period January 1, 2022 through December 31, 2022, the Company recognized Commission Income in the amount of $774. The Commission Income derives from finders' fees paid to the Company by one or more brokers to which the Company provides information on what certain banking institutions are offering for rates on CDs. There is no written contract regarding the finders' fee arrangement. The amount of the Commission can be variable. The fee is recognized if a broker sends their clients to the said banking institution(s).

For the period January 1, 2022 through December 31, 2022, the Company recognized Interest Income in the amount of $3,109. That interest was earned from several certificates of deposit owned by the Company as well as several mutual funds. The interest derived from the certificates of deposit is based on the interest rate of the CDs, the principal amount of the CDs, and the number of days during the period that the CDs were owned. The interest recognized on the mutual funds is based on the interest earnings reported to the Company on the monthly statements from the mutual fund companies.

Fair Value of Financial Instruments

The financial position of the Company at December 31, 2022 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2022.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed as an S Corporation. As an S Corporation, the Company's stockholder is responsible for all federal and state income taxes. Accordingly, no provision for income taxes is presented in the accompanying financial statements. The Company files its returns under the U.S. Federal jurisdiction. These returns are subject to income tax examinations by major taxing authorities generally for three years after the returns are filed. Therefore, the current year and the three preceding years remain subject to examination as of December 31, 2022.

NOTE 3.   NET CAPITAL REQUIREMENT

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $250,000. At December 31, 2022, the Company's net capital was $335,590, which was $85,590 in excess of its required net capital of $250,000. At December 31, 2022, the Company's net capital ratio (which is Aggregate Indebtedness divided by Allowable Net Capital) was 0.0000 to 1.

NOTE 4.   FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash and cash equivalents, investments in certificates of deposit, and accounts receivable approximate fair value due to the short-term nature of these accounts.

In accordance with generally accepted accounting principle (GAAP), fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability.

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.

NOTE 5.   FAIR VALUE MEASUREMENTS (Continued)

Level 2 — Inputs other than quoted market prices included within Level 1 that are observable, for the asset or liability either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the

observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

Certificates of Deposit owned at December 31, 2022, as shown in the accompanying financial statements are valued at original principal as of the purchase/renewal date plus interest earned since the purchase/renewal date less any interest received on the Certificate of Deposit. The valuation of the Certificates of Deposit approximate the fair value at December 31, 2022. Accordingly, these securities are generally categorized in level 2 of the fair value hierarchy.

NOTE 6.   ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2022, are as follows:

Fees receivable from customers	$ 1,977

Fees receivable due from customers are uncollateralized earned fees arising from the Company's normal operations. Management has reviewed all accounts receivable balances and determined that these balances are fully collectible and are therefore stated at net realizable value with no allowance for doubtful accounts considered necessary.

NOTE 7.   FURNITURE AND FIXTURES, NET

	Estimated Useful Lives (Years)	
Furniture and fixtures	5	$ 4,950
Less: accumulated depreciation		(4,950)
Furniture and fixtures, net		$ -0-

Depreciation expense amounted to $0.00 for the year ended December 31, 2022.

NOTE 8.   RELATED PARTY RENT

The Company is presently renting storage space from the sole stockholder under a month-to-month lease. Current rental is $300 per month.

Rent expense for the year ended December 31, 2022, amounted to $3,600.

NOTE 9.

Management has evaluated subsequent events through March 10, 2023, the date the financial statements were available to be issued.

NOTE 10.   OTHER MATTERS

Management fees which comprise 89% of total revenues are from one customer under an agreement dated February 2004. This agreement can be terminated by either party with 90 days written notice.

NOTE 11.   SUBORDINATED LOANS PAYABLE

On June 17, 1998, Norman Werbner, the sole stockholder, and President of the Company, entered into a subordinated loan agreement for the equity capital of the Company, whereby Mr. Werbner loaned the Company $100,000. The NASD accepted the provisions of the subordinated loan agreement. On November 4, 2016, with the approval of the proper regulatory authorities, the maturity date was extended until December 31, 2021. According to an automatic extension agreement that was agreed to by FINRA on November 4, 2016, unless the lender notifies FINRA thirteen months prior to the maturity of the subordinated debenture to the contrary, the maturity of the subordinated debenture will be extended automatically for an additional year. Since no such notice had been given as of December 1, 2022, the maturity date of the subordinated debenture is now December 31, 2024. Interest on this subordinated debenture is 18% per annum and is payable monthly.

On November 29, 2004, Mr. Werbner entered into an additional subordinated loan agreement for the equity capital of the Company, whereby Mr. Werbner loaned the Company an additional $250,000. The NASD accepted the provisions of this subordinated loan agreement for equity capital effective December 15, 2004. On November 4, 2016, with the approval of the proper Regulatory authorities, the maturity date was extended until December 31, 2020. According to an automatic extension agreement that was agreed to by FINRA on November 4, 2016, unless the lender notifies FINRA thirteen months prior to the maturity of the subordinated debenture to the contrary, the maturity of the subordinated debenture will be extended automatically for an additional year. Since no such notice had been given as of December 1, 2022, the maturity date of the subordinated debenture is now December 31, 2024. Interest on this subordinated loan is 18% per annum and is payable monthly.

NOTE 12. RELATED PARTY TRANSACTIONS

On November 12, 2012, the Company entered into a marketing agreement with an affiliated   entity, whereby the Company agreed to pay for certain expenses for the development of a certain product owned by the affiliate in exchange for potential future revenues to be generated by the sales of this product. The agreement provides for the Company to receive certain sums plus reimbursement of expenses based on revenues generated by sales of this product. As of December 31, 2022, no revenues have been generated by the sale of this product. During the year ended December 31, 2022, the Company incurred no expenses for legal fees and engineering costs regarding this agreement.

Note 13. SUBSEQUENT EVENTS

The Company can elect not to pay future development costs, in which case, it would forfeit its rights to future payments to be received under this agreement.

The Company pays to the sole stockholder and President an amount equal to 25% of the costs that the stockholder incurs as a result of ownership of a condominium property located at 8302 Gulf of Mexico Blvd., Marathon, Florida. Said payments are pursuant to an agreement between the Company and the sole stockholder permitting the Company to use approximately 25% of the floor space of the condominium for the Company's operations. Said incurred costs include but are not limited to assessments by the condominium board for regular and special assessments. Said assessments are deemed as Repair Expense and are included in the Statement of Operations as part of Other Operating Expenses. During the period January 1, 2022, to December 31, 2022, the Repair Expense paid by the Company to the shareholder was $5,609.

See also Note 8 for related party rent payments and Note 11 for subordinated notes payable to the sole stockholder and President of the Company.

Note 14.   CERTIFICATES OF DEPOSIT

The Company holds the following certificates of deposit recorded at fair value:

Issue date	maturity date	interest rate	value at 12/31/2022
8/10/2022	8/10/2023	2.50%	$126,224
5/9/2020	5/9/2023	0.75%	$ 5,488
TOTALS			$131,712

Note 15.   CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2022

Certigroup, Inc.
<u>Supplementary Computations</u>
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2022

<u>Computation of Net Capital</u>

Total Stockholder's Equity	$ 16,075
Allowable Additions (SubLoans, etc.)	$ 350,000
Non-Allowable Assets	$ 1,977
Haircuts on Securities Positions	
Securities Haircuts	$ 28,508
Undue Concentration Charges	$ (0)
Allowable Net Capital	$ 335,590

<u>Computation of Net Capital Requirement</u>

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 0.00
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 250,000
Net Capital Requirement	$ 250,000
Excess Net Capital	$ 85,590

<u>Computation of Aggregate Indebtedness</u>

Total Aggregate Indebtedness	$ -0-
Percentage of Aggregate Indebtedness to Net Capital	0.00%

<u>Computation of Reconciliation of Net Capital</u>

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2022	$ 335,590
Adjustments:	
Increase (Decrease) in Equity due to rounding	$ -
(Increase) Decrease in Non-Allowable Assets	$ -
(Increase) Decrease in Securities Haircuts	$ -
(Increase) Decrease in Undue Concentration Charges	$ -
Net Capital per Audit	$ 335,590
Reconciled Difference	$ -

Certigroup, Inc.
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2022

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022, the Company had net capital of $335,590 which was $85,590 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.00%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's operating pursuant to 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues the exceed $500,000 to file an Agreed Upon Procedures Report (AUP Report). SIPC members with gross revenues below $500,000 are not required to file an AUP Report. Broker-dealers exempt from SIPC membership must file a Form SIPC-3 and are required to file an AUP Report. If an AUP Report is required to filed with SIPC, such report may be filed separately or included within this Supplemental Information section.

Certigroup, Inc.

<u>Supplementary Auditor's Report on Exemption Letter</u>

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2022


TuttleBond
Certified Public Accountants

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Norman Werbner
Certigroup, Inc.
8302 Gulf of Mexico Blvd.
Marathon, FL 33050

Dear Norman Werbner:

We have reviewed management's statements, included in the accompanying Representation Report of Exemptions, in which Certigroup, Inc. identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Certigroup, Inc. stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Certigroup, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Certigroup, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond, PLLC

Fredericksburg, Texas
March 10, 2023

2954 Goehmann Lane * Fredericksburg, TX 78624 * Ph: 512-294-3333 * Fx: 832-534-4154 * Info@TuttleBond.com

Certigroup, Inc.
Supplementary Customer Protection Exemption Letter
Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934
As of the year ended December 31, 2022

Certigroup, Inc.
8302 Gulf of Mexico Blvd.
Marathon, FL 33050

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Certigroup, Inc.:

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3,

2. We have met the identified exemptions from January 1, 2022 through December 31, 2022, without exception, unless, noted in number 3 below.

3. We have no exceptions to report this fiscal year.

Regards,

Norman Werbner
President
Certigroup, Inc.